ISSUER FREE WRITING PROSPECTUS
(Supplementing Preliminary Prospectus Dated September 18, 2006)
Filed Pursuant to Rule 433
Registration No. 333-133542
September 28, 2006

          Goldleaf Financial Solutions, Inc. has circulated to potential investors in its common stock a preliminary prospectus dated September 18, 2006, which we refer to as the preliminary prospectus in this free writing prospectus. On September 28, 2006, we filed an amendment to our registration statement on Form S-1 to update certain disclosures provided in the preliminary prospectus. This free writing prospectus provides:
          (a) a revised Capitalization section that supersedes that section of the preliminary prospectus; and
          (b) supplemented descriptions of the employment agreements we recently entered into with each of Mr. Scott R. Meyerhoff and Mr. J. Scott Craighead, which descriptions supersede those sections of the preliminary prospectus.
          You should read this free writing prospectus together with the preliminary prospectus.
          The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-846-5050, toll-free.

FRIEDMAN BILLINGS RAMSEY
JMP SECURITIES
D.A. DAVIDSON & CO.

CAPITALIZATION
          The following table provides our cash and cash equivalents and our capitalization as of June 30, 2006:
•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to:
•	our sale of 10,000,000 shares of common stock in this offering at the assumed public offering price of $7.95 per share (the closing price of our common stock on the Nasdaq Global Market on September 15, 2006), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us;

•	the closing of the Lightyear recapitalization, including an estimated $1.6 million non-recurring, non-cash charge to our consolidated statement of income and a $21.8 million deemed distribution that will reduce our retained earnings and increase the net loss available to common shareholders;

•	the acceleration of the vesting of stock options on the closing of this offering, the effects of which include an estimated $2.2 million non-recurring, non-cash charge to our consolidated statement of income;

•	the repayment of the amount outstanding under our credit facility; and

•	the purchase and retirement of all outstanding shares of our Series B preferred stock for approximately $2.1 million, resulting in a $1.9 million deemed distribution that will reduce our retained earnings and increase the net loss available to common shareholders.
          You should read this table in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the audited consolidated financial statements and related notes included elsewhere in the preliminary prospectus. For a description of the Lightyear recapitalization, see “Certain Relationships and Related Party Transactions—Transactions with Lightyear—Lightyear Recapitalization” in the preliminary prospectus. For more information regarding acceleration of vesting of some of our outstanding stock options on the closing of this offering, see “Certain Relationships and Related Party Transactions—Acceleration of Stock Options on Closing of this Offering” in the preliminary prospectus.

	As of June 30, 2006
	Unaudited
		Pro Forma
	Actual	as Adjusted
	(In thousands)
Cash and cash equivalents	$710	$21,141
Long-term debt:
Term notes	9,750	0
Revolving line of credit	550	0
Non-recourse lease notes payable	3,768	3,768
Capital lease obligations, net of current portion	1,165	1,165
Redeemable preferred stock—Series C non-convertible; 10,000 shares issued and outstanding, actual, net of discount of $1,340; and no shares issued and outstanding, pro forma as adjusted	8,660	0

Total long-term debt	23,893	4,933
Short-term debt(1)	8,696	2,696
Current portion of capital lease obligations	286	286
Stockholders’ equity:
Common stock, no par value; 100,000,000 shares authorized and 3,163,290 shares issued and outstanding, actual (adjusted for reverse split); and 15,532,290 shares issued and outstanding, pro forma as adjusted	—	0
Preferred Stock, 20,000,000 shares authorized:
Series A non-convertible, no par value; 21,012.5 shares issued and outstanding, actual; and no shares issued and outstanding, pro forma as adjusted	6,796	0
Series B convertible, no par value; 40,031 shares issued and outstanding, actual; no shares issued and outstanding, pro forma as adjusted	114	0
Additional paid-in capital	8,236	89,173
Retained earnings (deficit)	2,138	(24,163)

Total stockholders’ equity	17,284	65,010

Total capitalization	$50,159	$72,925

(1)	Short-term debt includes non-recourse lease notes payable of approximately $2.0 million. These lease notes payable, like the lease notes payable listed under long-term debt, are non-recourse to us and are secured by the leased equipment purchased using the proceeds of the non-recourse notes.
     Employment Agreement with Scott Meyerhoff
          Effective September 15, 2006, we entered into an employment agreement with Mr. Meyerhoff, our executive vice president of finance and strategy. Mr. Meyerhoff’s agreement provides for an annual base salary of $220,000 and an annual incentive award at the discretion of the board of directors of up to 50% of Mr. Meyerhoff’s base salary. Mr. Meyerhoff and Mr. Craighead, our chief financial officer, may also be eligible to receive one-time special bonuses on the closing of this offering, subject to the discretion of our board of directors. If we pay bonuses to Mr. Meyerhoff and Mr. Craighead, we anticipate that they will not exceed $100,000 in total. We will pay those bonuses out of our working capital, not from offering proceeds. In determining whether to award the bonuses, our board will take into account our performance, the performance of Mr. Meyerhoff and Mr. Craighead and other factors the board deems appropriate. The employment agreement has an initial term of one year and is automatically extended for additional one-year terms until either party gives written notice specifying that the term shall continue for only one additional year.

          The employment agreement provides for various payments to Mr. Meyerhoff upon cessation of employment, depending on the circumstances. If Mr. Meyerhoff voluntarily terminates his employment without a constructive discharge, is “terminated for cause,” or if either party elects not to renew for an additional one-year term, he will receive his pro rata base salary and perquisites to the date of termination. “Constructive discharge” means a voluntary termination by Mr. Meyerhoff after a failure by us to fulfill our obligations under the employment agreement in any material respect, which we do not remedy within 30 days of receiving notice from Mr. Meyerhoff. “Termination for cause” means termination by the board of directors due to Mr. Meyerhoff’s serious misconduct which has resulted or is likely to result in material economic damage to us. Except in the case of a conviction for a felony or fraud, we must provide notice 30 days prior to termination for cause and provide Mr. Meyerhoff with the opportunity to cure such damage or likely damage, to our reasonable satisfaction, within 30 days of such notice.
          If Mr. Meyerhoff is terminated through a without “cause” termination or a “constructive discharge,” he will receive an amount equal to the sum of his base salary in effect at the time and his bonus for the prior year. If we pay this amount to Mr. Meyerhoff for any reason following his termination, he cannot compete with us for 12 months following his termination. Following his termination for any reason, Mr. Meyerhoff (a) cannot solicit our employees for 12 months, and (b) cannot participate in any acquisition or business relationship with an entity that we have been negotiating with for an acquisition or business relationship for six months.
     Employment Agreement with Scott Craighead
          Effective September 15, 2006, we entered into an employment agreement with Mr. Craighead, our executive vice president and chief financial officer. Mr. Craighead’s agreement provides for an annual base salary of $220,000 and an annual incentive award at the discretion of the board of directors of up to 50% of Mr. Craighead’s base salary. Mr. Craighead and Mr. Meyerhoff, our executive vice president of finance and strategy, may also be eligible to receive one-time special bonuses on the closing of this offering, subject to the discretion of our board of directors. If we pay bonuses to Mr. Craighead and Mr. Meyerhoff, we anticipate that they will not exceed $100,000 in total. We will pay those bonuses out of our working capital, not from offering proceeds. In determining whether to award the bonuses, our board will take into account our performance, the performance of Mr. Craighead and Mr. Meyerhoff and other factors the board deems appropriate. The employment agreement has an initial term of one year, and is automatically extended for additional one-year terms until either party gives written notice specifying that the term shall continue for only one additional year.
          The employment agreement provides for various payments to Mr. Craighead upon cessation of employment, depending on the circumstances. If Mr. Craighead voluntarily terminates his employment without a “constructive discharge,” is “terminated for cause,” or if either party elects not to renew for an additional one-year term, he will receive his pro rata base salary and perquisites to the date of termination. “Constructive discharge” means a voluntary termination by Mr. Craighead after a failure by us to fulfill our obligations under the employment agreement in any material respect, which we do not remedy within 30 days of receiving notice from Mr. Craighead. “Termination for cause” means termination by the board of directors due to Mr. Craighead’s serious misconduct which has resulted or is likely to result in material economic damage to us. Except in the case of a conviction for a felony or fraud, we must provide notice 30 days prior to termination for cause and provide Mr. Craighead with the opportunity to cure such damage or likely damage, to our reasonable satisfaction, within 30 days of such notice.
          If Mr. Craighead is terminated through a without “cause” termination or a “constructive discharge,” he will receive an amount equal to the sum of his base salary in effect at the time and his bonus for the prior year. If we pay this amount to Mr. Craighead for any reason following his termination, he cannot compete with us for 12 months following his termination. Following his termination for any reason, Mr. Craighead cannot solicit our employees for 12 months.

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